Coexist Build LLC (the "Company") a Pennsylvania Company

Financial Statements

For the fiscal year ended December 31, 2023

Coexist Build LLC
Balance Sheet

Coexist Build LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Coexist Build Wells Fargo (5644) - 1	19,589.50
Total Bank Accounts	**$19,589.50**
Other Current Assets	
Grant Receivable	1,035.89
Total Other Current Assets	**$1,035.89**
Total Current Assets	**$20,625.39**
Fixed Assets	
Accumulated Depreciation	-8,779.00
Hemp House on Wheels	12,500.00
Office Build Out	15,127.00
Total Fixed Assets	**$18,848.00**
TOTAL ASSETS	**$39,473.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Convertible Note Payable	50,000.00
Total Other Current Liabilities	**$50,000.00**
Total Current Liabilities	**$50,000.00**
Total Liabilities	**$50,000.00**
Equity	
Partner Contributions	3,099.35
Partner Distributions	-59,745.87
Retained Earnings	39,392.95
Net Income	6,726.96
Total Equity	**$ -10,526.61**
TOTAL LIABILITIES AND EQUITY	**$39,473.39**

Coexist Build LLC
Income Statement

Coexist Build LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	82,921.49
Total Income	**$82,921.49**
GROSS PROFIT	**$82,921.49**
Expenses	
Advertising & Marketing	18,518.13
Bank Fees	243.96
Continuing Education	199.78
Contract Labor	25,300.00
Dues & Subscriptions	325.00
Equipment Rental	569.24
Meals and Entertainment	1,145.33
Office Supplies	1,015.57
Printing & Photocopying	775.88
Shipping & Postage	275.08
Software & Computer Expenses	1,809.50
Supplies & Materials	20,273.07
Travel	430.67
Airfare	5,030.00
Hotels	74.52
Parking & Tolls	13.90
Total Travel	**5,549.09**
Utilities	547.45
Total Expenses	**$76,547.08**
NET OPERATING INCOME	**$6,374.41**
Other Income	
Credit card rewards	352.55
Total Other Income	**$352.55**
NET OTHER INCOME	**$352.55**
NET INCOME	**$6,726.96**

Coexist Build LLC
Statement of Cash Flows

Coexist Build LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	6,726.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Convertible Note Payable	50,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**50,000.00**
Net cash provided by operating activities	**$56,726.96**
FINANCING ACTIVITIES	
Partner Distributions	-41,980.62
Net cash provided by financing activities	**$ -41,980.62**
NET CASH INCREASE FOR PERIOD	**$14,746.34**
Cash at beginning of period	4,843.16
CASH AT END OF PERIOD	**$19,589.50**

Unaudited

Coexist Build LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$24,727.00	$33,165.00
Net profit/loss	$6,726.96	$9,327.00
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$10,526.61	$24,727.00

Coexist Build LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
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1. ORGANIZATION AND PURPOSE

Coexist Build LLC (the "Company") is a corporation organized in February 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.